QUESTAR ASSESSMENT, INC.
                        4 HARDSCRABBLE HEIGHTS
                             P.O. BOX 382
                          BREWSTER, NY 10509
                            (845) 277-8100


                                                   December 12, 2007

VIA EDGAR
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549
Mr. Larry Spirgel, Assistant Director


Re:	Response to U.S. SEC Comments Regarding Form 10-KSB for the
        Year Ended October 31, 2006 and Form 10-QSB for the Quarter Ended July 31, 2007
        File Number 1-16689
        -------------------


Dear Mr. Spirgel:

We are in receipt of your inquiry letter dated November 29, 2007. This letter responds to the questions and requests for additional information contained in your letter.

Questar Assessment, Inc. (the "Company") understands that it is responsible for the adequacy and accuracy of the disclosure in the filings. Furthermore, we understand that SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of United States.

Below is the Company's response to each inquiry point, identified numerically, as outlined in your letter dated
November 29, 2007.


   INQUIRY # 1 - "PLEASE REVISE THE FILE NUMBER TO 1-16689":
   ---------------------------------------------------------

      * The Company will use the File Number 1-16689 instead of 0-20303. As a matter of historical information, the confusion between the two filing numbers arises out of a mistaken filing of a Form 12b-25 in 2001. Inadvertently, in September 2001, a Form 12b-25 in EDGAR format was tagged as Type 10-12B rather than as Type NT10Q. This resulted in a new registration under the 1934 Act with a new SEC file number (1-16689), instead of our previous number (0-20303). We immediately alerted the SEC by letter, filed on EDGAR, and requested that the SEC terminate the new number opened in error. However, as per the SEC's current request, we will use file number 1-16689 rather than the prior 0-20303.


   INQUIRY # 2 - "CONSOLIDATED STATEMENTS OF CASH FLOWS -
   ------------------------------------------------------
   PLEASE TELL US THE NATURE OF DEFERRED REVENUES":
   ------------------------------------------------

      * The Company will, in future filings, utilize consistent terminology between the Consolidated Balance Sheets and Statements of Cash Flows regarding Deferred Revenues and Other
            Liabilities. For future filings the term "Other Liabilities" on the Consolidated Balance Sheet will be changed to "Deferred Revenue". Please note that as outlined in Note 1 to Consolidated Financial Statements - Form 10-KSB 2006 - The Company's revenues from the performance of assessment, consulting and psychometric services under long term contracts are recognized on the percentage of completion basis pursuant to the provisions of Statement of Position No. 81-1, "Accounting for Performance of Construction-type and Certain Production-type Contracts" and Accounting Research Bulletin ("ARB") No. 45, "Long-term Construction-type Contracts". For each contract, the Company compares the costs incurred in the course of performing such contract during a reporting period to the total estimated costs of full performance of the contract and recognizes a proportionate amount of revenue for such period. As of October 31, 2006, other liabilities consisted of billings in excess of costs $470,490. As of October 31, 2005 other liabilities consisted of a customer advance of $294,608 and billings in excess of costs of $22,921.


   INQUIRY # 3 - "ORGANIZATION AND SIGNIFICANT ACCOUNTING
   ------------------------------------------------------
   POLICIES STOCK BASED COMPENSATION - WE NOTE YOUR
   ------------------------------------------------
   DISCLOSURE THAT IN CONNECTION WITH YOUR VALUATION OF
   ----------------------------------------------------
   STOCK OPTIONS, THE EXPECTED TERM OF 10 YEARS WAS BASED
   ------------------------------------------------------
   UPON OBSERVATION OF ACTUAL TIME ELAPSED BETWEEN DATE OF
   -------------------------------------------------------
   GRANT AND EXERCISE OF OPTIONS FOR ALL EMPLOYEES. IT IS
   ------------------------------------------------------
   UNCLEAR TO US WHY YOU CONCLUDED THAT THE EXPECTED TERM
   ------------------------------------------------------
   APPROXIMATES CONTRACTUAL TERM. IN THIS REGARD, WE NOTE
   ------------------------------------------------------
   REGULAR EXERCISES OF STOCK OPTIONS DURING EACH OF THE
   -----------------------------------------------------
   LAST THREE YEARS AS SET FORTH ON THE SCHEDULES OF STOCK
   -------------------------------------------------------
   OPTIONS IN NOTE 9":
   -------------------

      * The Company's common stock is traded on the electronic bulletin board (QUSA.OB), and has historically traded with little to no liquidity available for purchases and sales on the open market.

      * Because of the strength in the price of the Company's common stock, some employees did exercise a portion of their stock options. Such exercises, however, represented a small percentage of the outstanding stock options. As outlined in Note 9 to the Consolidated Financial Statements Form 10-KSB 2006 as well as in prior 10-KSB Annual Reports, a significant number of outstanding options expire or are canceled because the current market price is below the exercise price. Currently, over 50% of the options outstanding have a strike price exceeding the current market price of the Company's common stock.

      * We note the concerns regarding the use of the contractual-term as the expected term of the stock options granted. The Company had historically used the contractual term due in part to the uncertainty of the stock price and, until recent years, had minimal number of exercises of options. We also note that a number of options expired unexercised in the past two years. We agree that the use of the contractual term in the Company's most recent filings may not be appropriate given the history of option exercises in the past two years. Although we have not yet determined the expected terms of these grants, we estimate that the expected term will be between 5 to 7 years. We have recalculated the value of all option grants during the past three years using a 5- and a 7-year expected term. Based on these recalculations, there would not be a material effect on the financial statement of any period presented. The Company will calculate the expected term for each new grant and report the related expense and change its disclosure accordingly for all future filings.


   INQUIRY 4 - "NOTES 1 & 2 CUSTOMER CONTRACTS AND NON-
   ----------------------------------------------------
   COMPETE COVENANTS / ACQUISITIONS - WE NOTE THAT YOU
   ---------------------------------------------------
   UTILIZED AN INDEPENDENT THIRD-PARTY APPRAISER TO ASSIST
   -------------------------------------------------------
   IN THE DETERMINATION OF THE VALUE OF YOUR ACQUIRED
   --------------------------------------------------
   TANGIBLE AND INTANGIBLE ASSETS AND LIABILITIES IN THE
   -----------------------------------------------------
   QUESTAR TRANSACTION. WHILE YOU ARE NOT REQUIRED TO MAKE
   -------------------------------------------------------
   REFERENCE TO THIS INDEPENDENT THIRD-PARTY, WHEN YOU DO
   ------------------------------------------------------
   YOU SHOULD ALSO DISCLOSE THE NAME OF THE EXPERT. IF YOU
   -------------------------------------------------------
   DECIDE TO DELETE YOUR REFERENCE TO THE INDEPENDENT THIRD-
   ---------------------------------------------------------
   PARTY, YOU SHOULD REVISE TO PROVIDE DISCLOSURES THAT
   ----------------------------------------------------
   EXPLAIN THE METHOD AND ASSUMPTIONS USED BY MANAGEMENT TO
   --------------------------------------------------------
   DETERMINE THE VALUATION. PLEASE CONFIRM TO US IN YOUR
   -----------------------------------------------------
   RESPONSE LETTER THAT THE EXPERT IS AWARE OF BEING NAMED
   -------------------------------------------------------
   IN THE FILING AND COMPLY WITH THIS COMMENT REGARDING
   ----------------------------------------------------
   REFERENCES TO INDEPENDENT VALUATIONS IN FUTURE FILINGS.
   -------------------------------------------------------

      * In future filings, the Company will delete the reference to an independent third party appraiser and will disclose the method and assumptions used by management to determine the value of the intangible and tangible acquired assets as follows - "For purposes of the intangible values assigned to the assets purchased from Questar, the Company considered the estimated future income streams expected from the assets over their remaining useful lives, the average annual rate of return anticipated, and market rates of return. The income stream was capitalized at an appropriate risk rate to determine the present value of the future benefits to the Company. For purposes of valuing the tangible assets acquired from Questar, the Company employed a Replacement
                                                 -----------
            Cost New method. Such method considered the
            --------
            current cost of similar new property having the nearest equivalent utility as the property being appraised."


   INQUIRY # 5 - "FORM 10 Q FOR THE QUARTER ENDED JULY 31,
   -------------------------------------------------------
   2007 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS,
   -----------------------------------------------------
   PAGE F-7. PLEASE TELL US THE NATURE OF THE CASHLESS
   ---------------------------------------------------
   EXERCISE OF STOCK OPTIONS.":
   ----------------------------

      * The Company in February 2006 adopted FAS 123(R). In conjunction with that adoption, the Company's Compensation Committee approved a resolution allowing holders of options to elect to use a cashless exercise method for the purpose of exercising "in the money" options. This method enables the holder of a vested option, at such holder's election, to use the value inherent in the spread between the exercise price and the fair market value on the date of the exercise of options to pay the strike price for the exercise of such options. The calculation of the amount recognized for "cashless exercises" on the Company's Consolidated Statements of Cash flows is the value of the number of shares issued to the option holder multiplied by the option's strike price.


   INQUIRY # 6 - "NET INCOME PER COMMON SHARE, PAGE F-15 - AS
   ----------------------------------------------------------
   STATED HEREIN, DILUTED INCOME PER SHARE IS DIVIDED BY THE
   ---------------------------------------------------------
   WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND COMMON
   ---------------------------------------------------
   EQUIVALENT SHARES OUTSTANDING DURING THE PERIOD. THUS, IT
   ---------------------------------------------------------
   APPEARS TO US THAT ESCROWED (PREFERRED) SHARES ARE NOT
   ------------------------------------------------------
   ACCOUNTED FOR AS COMMON STOCK EQUIVALENTS IN YOUR
   -------------------------------------------------
   CALCULATION OF DILUTED EPS SINCE PER YOUR DISCLOSURE ON
   -------------------------------------------------------
   PAGE F-43 OF YOUR FORM 10-KSB, THEY ARE NOT DEEMED TO BE
   --------------------------------------------------------
   OUTSTANDING UNTIL THE REVENUE GOALS ARE MET AND THE SHARES
   ----------------------------------------------------------
   ARE RELEASED FROM ESCROW. TELL US WHY YOUR COMPUTATION OF
   ---------------------------------------------------------
   DILUTED EARNINGS PER SHARE WAS APPROPRIATE FOR ALL INTERIM
   ----------------------------------------------------------
   PERIODS PRESENTED. REFER TO PARAGRAPH 30(B) OF SFAS 128.":
   ----------------------------------------------------------

      * The escrowed preferred shares were delivered into escrow in 2006 to provide for any adjustments in the purchase price in such acquisition based on
                                                         --
            revenues over the three years following such
            -----------------------------
            acquisition. The release from escrow of the preferred shares is contingent upon the Company's exceeding certain future revenue targets over such three-year period. Whether such targets are satisfied is measured only at the end of the three-year period, and accordingly, there will be no interim deliveries of shares out of escrow. The revenue targets were set at the time of the acquisition based on assumed growth rates. Because of uncertainties in the nature of the Company's business, it is not yet determinable whether those targets will be attained during such time period.

      * According to paragraph 30 (b) of SFAS 128 - "If all necessary conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in diluted EPS shall be based on the number of shares, if
                                                        --
            any, that would be issuable if the end of the
            ---
            reporting period were the end of the contingency period (for example, the number of shares that would be issuable based on current period earnings or period-end market price) and if the result would be dilutive. Those contingently issuable shares shall be included in the denominator of diluted EPS as of the beginning of the period (or as of the date of the contingent stock agreement, if later)." All necessary
                                          -------------
            conditions had not been satisfied by the end of
            -----------------------------------------------
            the Company's reporting periods and therefore, no
            -------------------------------------------------
            shares would had been issuable even if the end of
            -------------------------------------------------
            the reporting period were to have represented the
            -------------------------------------------------
            end of the contingency period. Therefore, it
            -----------------------------
            would be inappropriate to include the escrowed shares in the total number of outstanding shares.


The Company hopes that it has answered your questions and requests for additional information, and believes, based on the Company's responses above, that no amendments to prior filings are required. Should you have any additional questions please feel free to contact me.



                                                   Very truly yours,


                                                   /s/JAMES WILLIAMS
                                                   -------------------------
                                                   James Williams
                                                   Chief Financial Officer
                                                   Questar Assessment, Inc.
                                                   (845) 277-1615 (direct)


cc: Steven R. Berger, Esq., Vedder, Price, Kaufman & Kammholz, P.C. Donald W. Hughes, (Questar Audit Committee Chairman)
      Andrew L. Simon, Chairman and Chief Executive Officer